

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2014

Via E-mail
Hilario Santos Sosa
Chief Executive Officer
Oroplata Resources, Inc.
#3 – 7 San Marcos
Puerto Plata, Dominican Republican, 80027

> **Re: Oroplata Resources, Inc.**
> **Item 4.01 Form 8-K Filed June 11, 2014**
> **Amendment No. 1 to Item 4.01 Form 8-K Filed June 17, 2014**
> **File No. 000-55088**

Dear Mr. Sosa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 8-K Filed June 17, 2014

1. The revision to your disclosure in the paragraph (b)(1) under Item 4.01 does not address our prior comment; as such, we reissue such comment. Please expand the disclosure to state whether, during your two most recent fiscal years and any subsequent interim period prior to the engagement of your new independent accountant, which is on June 6, 2014, there were any consultations with your new independent accountant on any matter as described in Item 304(a)(2)(i) & (ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant